

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 10, 2017

Via E-mail
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

>   **Re:     Bare Metal Standard, Inc.**
>   **Post-Effective Amendment to Form S-1**
>   **Filed March 29, 2017**
>   **File No. 333-210321**

Dear Mr. Bedal:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notification of Status of Registration Statement, page 2

1.  You state that your company closed the offering on March 27, 2017.  To the extent applicable, please amend to specify that you are deregistering unsold securities covered by this registration statement, including the amount of securities you are deregistering.

Signatures, page 2

2.  Please ensure that a majority of your board of directors signs in their capacity as directors the next amendment to your registration statement on Form S-1.  See Section 6(a) of the Securities Act of 1933 and General Instruction VI.C of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc:     Thomas C. Cook, Esq.